Exhibit 4.1

Extension of Common Stock Purchase Warrants Series “A”

The Term of the Common Stock Purchase Warrant Series “A” and the Term of the Common Stock Purchase Warrant Series “B” are each extended until June 30, 2013, following the expiration of the current extended Terms on March 31, 2013. All other provisions of the Warrants shall remain the same.

IN WITNESS THEREOF, the Company has executed this Extension as of this 27th day of March 2013.

POWIN CORPORATION

By: /s/ Joseph Lu
Chief Executive Officer